January 8, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720
Attn:           Larry Spirgel, Assistant Director

Re:          Telanetix, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 27, 2009
File Number 000-51995

Mr. Spirgel:

Telanetix, Inc., a Delaware corporation (the "Company"), is providing the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") dated December 8, 2009 (the "Comment Letter") relating to the above-referenced report of the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K fiscal year ended December 31, 2008

Item 1. Business, page 4

1.
In future filings, please describe your intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K. We note your risk factor disclosure on page 16 discussing protecting your intellectually property.

Response:  The Company takes note of the Staff's comment and will describe its intellectual property in future filings in accordance with the Staff's comment.

2.
We note your disclosure on page 25 and in the Notes to the Financial Statements on page F-23, discussing major customers who accounted for more than 10% of your revenues and gross accounts receivables in fiscal year 2007 and 2008. In addition, we note for the three months ended September 30, 2009, one customer accounted for 11% of your Voice and Network Solutions segment net revenues and three customers accounted for 45% of your Video Solutions segment net revenues. In future filings, please identify all customers whose sales generate 10% or more of the company's revenues, as appropriate. Refer to Item 101(h)(4)(vi) of Regulation S-K. When discussing significant customers, you should name such customers and provide quantitative disclosure in terms of significance to revenues that each customer represents to the extent practicable. In addition, if you have binding contracts or agreements with these customers, you should file the material contract(s) with these customers as exhibits or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully disagrees that Item 101(h)(4)(vi) of Regulation S-K requires the Company to identify by name all customers whose sales generate 10% or more of the Company's revenues ("10% Customers").  Rather, that Item requires the Company to describe, to the extent material to an understanding of the Company, any "[d]ependence on one or a few major customers."

We note the requirement to identify 10% Customers contained in Item 101(c)(1)(vii) of Regulation S-K, but that Item is not applicable to the Company as a smaller reporting company.  Even if Item 101(c)(1)(vii) were applicable to the Company, the Company believes that it would still not be required to identify the names of any of its 10% Customers because the loss of such customer would not have a material adverse effect on the Company and its subsidiaries taken as a whole. See Item 101(c)(1)(vii).

In future filings, the Company will provide quantitative disclosure in terms of significance to revenues that each 10% Customer represents to the extent practicable in accordance with the Staff's comment.

With respect to the filing of binding contracts or agreements between the Company and 10% Customers as exhibits, the Company determined that no such filing was required pursuant to Item 601(b)(10).  Each contract between the Company and its 10% Customers (each a "Customer Contract") has been made in the ordinary course of business, and need not be filed unless it falls within Item 601(b)(10)(ii)(B), which reads as follows:

(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

The Company does not believe that its business is substantially dependent on any Customer Contract within the meaning of Item 601(b)(10)(ii)(B).  The Company will file contracts as exhibits to the extent required by Item 601(b)(10) but respectfully believes that none of the Customer Contracts are required to be filed at this time.

Note 11. Convertible Debentures, page F-16

3.
Refer to notes 10, 12 and 13 and the disclosures in this note. We note that in the second paragraph of page F-20 you disclose that you bifurcated the embedded conversion feature and accounted for as a derivative liability because the conversion price and ultimate number of shares can be adjusted if the Company subsequently issues common stock at a lower price and it was deemed possible the Company could have to net cash settle the contract if there were not enough authorized shares to issue upon conversion. We also note that you recognize beneficial conversion features on the convertible debentures in accordance with EITF 00-27 and EITF 98-5. In addition we note that in, the first paragraph of page F-21 you disclose that in accordance with SFAS 133 and EITF 00-19 you recorded the fair value of the warrants as a liability because the exercise price of the warrants can adjust if the Company subsequently issues common stock at a lower price and it is possible for the company to not have enough authorized shares to settle the warrants and therefore would have to settle the warrants with cash. In this regard, provide us with a detail analysis of the guidance in EITF 00-27 and EITF 00-19 that supports the accounting afforded to all debentures and warrants issued, as disclosed in this note, and any issuance subsequent to December 31, 2008.

Response:  The Company takes note of the Staff's comment and is providing the information requested by such comment in (a) Exhibit A attached hereto and incorporated herein by reference with respect to the accounting afforded to the convertible debentures and (b) Exhibit B attached hereto and incorporated herein by reference with respect to the accounting afforded to the warrants.

Definitive Proxy Statement Incorporated By Reference Into part III of Form 10-K

Summary Compensation Table

4.
We note that cash bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives.  In future filings, please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal.  Also disclose the extent to which the individual and company performance targets were met.  See Item 4029(b)(v), (vi) and (vii) of Regulation S-K.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website www.sec.gov/divisons/corpfin/cfguidance.shtml.

Response:  The Company takes note of the Staff's comment and will provide the information requested by such comment in future filings in accordance with the Staff's comment.

5.
We note your disclosure following the Summary Compensation Table that the company may award cash bonuses to named executive officers upon the achievement of certain pre-established individual and company performance goals. However, we note that you characterize awards made upon the achievement of pre-established performance objectives as "Bonus" awards in the Summary Compensation Table. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, it appears that in future filings you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119,02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response:  The Company takes note of the Staff's comment and will report such awards as non-equity incentive plan awards in the Summary Compensation Table in future filings in accordance with the Staff's comment.

Form 10-Q for the quarterly period ended September 30, 2009

Note 5. Convertible debentures, page 11

May 2009

6.
We note your disclosure at the bottom of page 13 that you were not in compliance with the adjusted EBITDA covenant at September 30, 2009. We also note the lender waived the rights to declare a default under the debentures for not achieving the adjusted EBITDA target. In this regard, tell us whether the lender waived its right to call for a period of less than a year. If so, it appears that, in accordance with paragraph 5 of SFAS 78, you should classify the debt as current in your balance sheet as of September 31, 2009. If the lender waived their right to call the debt for a period longer than a year, tell us how you considered EITF 86-30 (scenario 5) in concluding that classification as long-term is appropriate.

Response:  The Company takes note of the Staff's comment and believes that it has appropriately classified the debentures as long-term at September 30, 2009.  Although the Company was not in compliance with the adjusted EBITDA covenant at September 30, 2009, it did obtain a waiver prior to filing its financial statements in which the lender agreed to waive its rights to call the debentures over the life of the debentures except for future violations of covenants.  Pursuant to paragraph 5(a) of SFAS 78, the lender waived the right to demand repayment over the life of the debentures, a period greater than one year.

In addition, the Company believes that its position is not consistent with scenario 5 of EITF 86-30, as at the time of the waiver, and subsequent issuance of its financial statements, the Company concluded it was probable that it would be in compliance with the adjusted EBITDA covenant for at least one year from the balance sheet date.

*           *           *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (206) 515-9165, or the Company's securities counsel, James A. Mercer III, at (858) 720-2469, with any questions or further comments you may have regarding the responses above.

Sincerely, Telanetix, Inc. J. Paul Quinn Chief Financial Officer

cc:           Gopal Dharia, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Reid Hooper, Staff Attorney
James A. Mercer III, Esq. (via email)

SEC Comment Letter Response - Telanetix, Inc. (File Number 000-51995)

Exhibit A

Beneficial Conversion Feature Accounting - CLASSIFICATION
For the reporting dates of December 31, 2006 through September 30, 2007

Telanetix, Inc. (the "Company"), initially determined that the beneficial conversion feature ("BCF") of the debentures it issued in December 2006, February 2007 and August 2007 did not need to be separated from those debentures and accounted for as a derivative under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") paragraph 12(a) because the economic characteristics and risks of the BCF are not clearly and closely related to the economic characteristics and risks of the debentures because the BCF is similar to a call option on the Company's common stock and will present an exposure to equity prices.

FAS 133 excerpt
Embedded Derivative Instruments
12. Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6–9), such as bonds, insurance policies, and leases, may contain "embedded" derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract ("the host contract") is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met: a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement. b. The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur. c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders' equity absent the provisions in Statement 150.5b

Appendix A

61. The following guidance is relevant in deciding whether the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host contract.

d. Calls and puts on debt instruments. Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract. However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor. In contrast, call options (or put options) that do not accelerate the repayment of principal on a debt instrument but instead require a cash settlement that is equal to the price of the option at the date of exercise would not be considered to be clearly and closely related to the debt instrument in which it is embedded.

The Company determined that the debentures it issued in December 2006, February 2007 and August 2007 met the definition of conventional convertible debt as referenced in EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19") paragraph 4; and the additional equity classification conditions in paragraphs 12-32 in EITF 00-19 did not apply.  At the reporting dates during the period December 31, 2006 through September 30, 2007, the debentures were convertible into a fixed number of common shares based on the conversion prices at the reporting dates, and were subject to anti-dilution provisions going forward.  Based on these factors, the Company determined that the debentures met the definition of conventional convertible debt.

EITF 00-19 excerpt
4. The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12–32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.

The Company determined that equity classification in the balance sheet for the BCF of the debentures it issued in December 2006, February 2007 and August 2007 was appropriate under EITF 00-19 because the debentures require settlement in shares of common stock upon conversion.  The holders of the debentures do not have an option of net cash settlement upon conversion.

EITF 00-19 excerpt
7. The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. [Note: See STATUS section.] If the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares; if the contract provides the counterparty with a choice of net-cash settlement or settlement in shares, the Model assumes net-cash settlement. However, this Model is not applicable when settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors. In those situations, the accounting for the instrument (or combination of instruments) should be based on the economic substance of the transaction.1 However, the Model still applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the company pursuant to a net-share settlement alternative.

8. Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation [Note: See paragraphs 71–77 of the STATUS section.]:

Equity
• Contracts that require physical settlement or net-share settlement
• Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12–32 have been met.

Assets or liabilities
• Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)
• Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

For the reporting dates of December 31, 2007 through September 30, 2009

At December 31, 2007, the Company determined that equity classification of the BCF was no longer appropriate.  The Company estimated that its authorized common stock could be insufficient in future periods to provide for the net-share settlement of the BCF of the outstanding debentures and the conversion of all other outstanding convertible securities of the Company.  The Company's stock price was in decline at this time, and the Company anticipated the need to raise additional funds through the issuance of additional convertible debentures or equity securities in order to finance its operations, thus putting pressure on its ability to net-share settle the BCF with its existing authorized common stock.

The Company recorded a liability for the BCF at December 31, 2007 based on the fair market value of the embedded conversion features, and an adjustment was made to stockholders' equity.

Excerpt from EITF 00-19
Reclassification of Contracts
10. The classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period (if, for example, as a result of voluntary issuances of stock the number of authorized but unissued shares is insufficient to satisfy the maximum number of shares that could be required to net-share settle the contract—see discussion in paragraph 19, below), the contract should be reclassified as of the date of the event that caused the reclassification. There is no limit on the number of times a contract may be reclassified. If a contract is reclassified from permanent or temporary equity to an asset or a liability, the change in fair value of the contract during the period the contract was classified as equity should be accounted for as an adjustment to stockholders' equity. The contract subsequently should be marked to fair value through earnings. If a contract is reclassified from an asset or a liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as an asset or a liability should not be reversed.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract.6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

For the reporting periods from March 31, 2008 through September 30, 2009, the Company determined that liability classification of the BCF for all of its outstanding debentures was appropriate.  The Company estimated that its authorized common stock could be insufficient to net-share settle the debentures during times of falling prices of its common stock coupled with the need to raise operating funds through the issuance of convertible debt or equity securities.  These conditions prevailed during these reporting periods, and at present the stock price is approximately $0.05 per share.

The Company recorded the BCF liabilities based on the fair market value of the embedded conversion features, and the change in fair market value from one reporting period to the next was reported in the Company's Statement of Operations.

Beneficial Conversion Feature Accounting - VALUATION
For the reporting dates of December 31, 2006 through September 30, 2007

The Company calculated the discounts to its debentures issued in December 2006, February 2007 and August 2007 at the issuance dates following the guidance in EITF No. 00-27 "Title: Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27").

Excerpt of EITF 00-27
Issue 1—In determining whether an instrument includes a beneficial conversion option, whether an issuer should calculate the intrinsic value of a conversion option using (a) the specified conversion price in the instrument or (b) the effective conversion price based on the proceeds received for or allocated to the convertible instrument.

5. The Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

For the reporting dates of December 31, 2007 to September 30, 2009

As documented above, at December 31, 2007, the Company determined that equity classification of the BCF was no longer appropriate.  Starting with the December 31, 2007 reporting date and continuing through September 30, 2009, the Company reported the BCF of the outstanding debentures as a liability on its balance sheet based on the number of shares underlying the convertible debentures and the fair value of the embedded conversion features.  The Company calculated the initial BCF discount for debentures issued during this period in the same manner as documented above under EITF 00-27.  Changes in the fair market value of the embedded conversion feature from either the initial issuance date or the most recent reporting date to the then current reporting date were included in the Company's Statement of Operations for the applicable period.

The Company obtained fair market valuations of the embedded conversion features of the debentures from third party valuation firms.  The resulting fair market values were then multiplied by the number of shares into which the debenture converted on the reporting dates to determine the liability recorded.

SEC Comment Letter Response - Telanetix, Inc. (File Number 000-51995)

Exhibit B

Warrant Accounting - CLASSIFICATION
For the reporting dates of December 31, 2006 through March 31, 2009

Telanetix, Inc. (the "Company"), initially determined that the value attributable to the warrants issued in connection with its debt financings should be classified as a liability at issuance and on the reporting dates noted above pursuant to EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), paragraph 19.

The warrants contain a provision that provides for a decrease in the warrant exercise price and an increase in the number of shares issuable upon exercise of the warrant when the Company issues common stock or common stock equivalents at a price below the exercise price of the warrants.

The Company determined that the authorized and unissued shares of its common stock could be insufficient in future periods to satisfy the exercise of the warrants while this anti-dilution provision existed, and recorded the value of the warrants as a liability.

Excerpt from EITF 00-19
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract.6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

For the reporting dates of June 30, 2009 and September 30, 2009

In May 2009, the anti-dilution provision in the warrants discussed above was removed, and the number of common shares underlying the warrants became fixed.  The Company determined that equity classification of the value attributable to the warrants was appropriate pursuant to paragraphs 10 and 19 of EITF 00-19.  The Company determined that its authorized capital in future periods should be sufficient to allow for the exercise of the warrants without obtaining stockholder approval to increase the authorized shares.

Warrant Accounting - Valuation
For the reporting dates of December 31, 2006 through March 31, 2009

The Company obtained fair market valuations of the warrants at the issuance dates and the reporting dates in the period noted above from third party valuation firms.  The fair market valuations were multiplied by the number of shares underlying the warrants to arrive at the recorded amount.  Changes in the fair market value of the warrants from either the initial issuance date or the most recent reporting date to the then current reporting date were included in the Company's Statement of Operations for the applicable period.

For the reporting dates of June 30, 2009 and September 30, 2009

The Company obtained a fair market valuation of the warrants at the date on which the warrants were amended to remove the anti-dilution provision.  The fair market valuations were multiplied by the number of shares underlying the warrants to arrive at the amount that was reclassified into equity.